

February 3, 2017

Michel Serieyssol
Chief Executive Officer
Olden Lane Securities LLC
200 Forrestal Rd # 3B
Princeton, NJ 08540

> **Re:** **Olden Lane Trust Series 3**
> **Registration Statement on Form S-6**
> **Filed January 5, 2017**
> **File Nos. 333-215440 and 812-14436**

Dear Mr. Serieyssol:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please reconcile your statement that the return on the units is capped at $1,200 to your hypothetical example on page A-8. Also, it appears that you are using the term "return" incorrectly here to describe the "Final Distribution per Unit." Please revise as necessary.

The Options, page A-3

2. Briefly expand your disclosure under "The Options" to more clearly explain what calls and puts are, and how you will use them to create your structured return profile. Your revised

disclosure should clearly explain the circumstances under which you will receive or pay cash, either to initially purchase an option or to settle an option at maturity.

3. Please remove the paragraph on page A-4 beginning "All of the information set forth above …" from your prospectus or explain why it is appropriate.

Distributions, page A-4

4. We note your statement that the Sponsor expects Trust expenses to exceed interest income. If material, please quantify this amount here.

Essential Information, page A-5

5. We note the Options Expiration Date and the Trust Termination Date are different. This may raise some issues with respect to the need for portfolio management and/or investor expectations. For example, if the Options Expiration Date is too far from the Trust Termination Date you may need new contracts in order for your product to maintain its exposure to the referenced asset. Failure to do so may cause your product performance to deviate from investor expectations. Please tell us your plans for dealing with these issues.

6. We note the reference in footnote one to the "aggregate net underlying value." Is this different than Net Asset Value? If not, please use NAV; if it is different, please explain how.

Fee Table, page A-6

7. Will the Sponsor earn any profit from the deposit of the Treasuries? If so, please revise to provide appropriate conflicts disclosure about this, as well as any other direct and indirect fees payable to the Sponsor and its affiliates. Please consider adding a cross reference to existing disclosure, if applicable.

Hypothetical Examples, page A-7

8. Please explain to us how your table works and confirm the accuracy of the "Payments on Options Per Unit and Cash" and "Maturity Value of Treasury Obligations Per Unit" columns. It appears to us that, if the referenced asset declined 50%, you would have a payment obligation. Also, in prior filings the cash component, because it was the collateral, was equal to $1,000 but is now only $50. Please explain.

How to Purchase and Sell Units, page A-23

9. We note your statement that "[n]o later than seven calendar days following satisfactory tender, the unitholder will be entitled to receive ..." Payment should be made within seven days. Please revise this disclosure accordingly.

<u>Portfolio Composition, page A-25</u>

10. We note your intention to use bid or ask prices to value your FLEX options based on option type. Please confirm and explain to us how your valuation methods are consistent with our rules and guidance, including Investment Company Act Release No. 6295 Accounting for Investment Securities by Registered Investment Companies (Dec. 23, 1970). Please provide similar explanation with respect to your treasuries.

<u>Closing</u>

We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments action or absence of action by the staff.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

Jay Williamson
Senior Counsel

cc: Cadwalader, Wickersham & Taft LLP
           Ray Shirazi

       Olden Lane Securities LLC
           Daniel Prezioso